# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Intuitive Machines, Inc., CIK 0001844452
CUSIP: 46125A100
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 13467 Columbia Shuttle Street, Houston, Texas (TX), 77059
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001140361-26-001718
Filed by CIK 0001034196

## Reporting persons
- Advent International, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 11,495,514; sole dispositive power 0; shared dispositive power 11,495,514; aggregate amount beneficially owned 11,495,514 (6.64% of the class)
  Comment: The percent of class is calculated based on 173,231,343 shares of Common Stock outstanding as of August 6, 2026, as reported in the Issuer's Form 10-Q filed with the SEC on August 13, 2026.
- Advent International GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 11,495,514; sole dispositive power 0; shared dispositive power 11,495,514; aggregate amount beneficially owned 11,495,514 (6.64% of the class)
  Comment: The percent of class is calculated based on 173,231,343 shares of Common Stock outstanding as of August 6, 2026, as reported in the Issuer's Form 10-Q filed with the SEC on August 13, 2026.
- Galileo TopCo, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 11,495,514; sole dispositive power 0; shared dispositive power 11,495,514; aggregate amount beneficially owned 11,495,514 (6.64% of the class)
  Comment: The percent of class is calculated based on 173,231,343 shares of Common Stock outstanding as of August 6, 2026, as reported in the Issuer's Form 10-Q filed with the SEC on August 13, 2026.

## Item 1. Issuer
Name of issuer: Intuitive Machines, Inc.
Address of issuer's principal executive offices: 13467 Columbia Shuttle Street, Houston, TX 77059

## Item 2. Person Filing
Name of person filing:
This Statement is filed by the entities listed below, all of whom together are referred to herein as the "Reporting Persons":

(i) Advent International, L.P., a Delaware limited partnership ("Advent LP");
(ii) Advent International GP, LLC, a Delaware limited liability company ("Advent GP," and together with Advent LP, the "Advent Entities"); and
(iii) Galileo TopCo, Inc., a Delaware corporation ("Galileo").
Address of principal business office or, if none, residence:
The principal business address of the Advent Entities is c/o Advent International, L.P., Prudential Tower, 800 Boylston Street, Suite 3300, Boston, MA 02199.

The principal business address of Galileo is 1300 W. 120th Ave., Westminster, CO 80234.
Citizenship: See response to row 4 on each cover page hereto.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See response to row 9 on each cover page hereto.

The reported securities are directly held by Galileo after giving effect to a distribution for no consideration of all of the reported securities by its wholly owned subsidiary, Vantor Holdings Inc. The Advent Entities indirectly hold 78% of the equity in Galileo and, as such, control and beneficially own the reported securities directly held by Galileo. Accordingly, the Advent Entities, and Advent GP as the general partner of Advent LP, may be deemed to have voting and dispositive power over the reported securities directly held by Galileo.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons declare that filing this Statement shall not be construed as an admission that any of the Reporting Persons are, for the purposes of Section 13(d) and/or Section 13(g) of the Act or for any other purpose, the beneficial owner of any securities covered by this Statement, and such beneficial ownership is expressly disclaimed by the Reporting Persons.
Percent of class: See response to row 11 on each cover page hereto.
Sole power to vote or to direct the vote: See response to row 5 on each cover page hereto.
Shared power to vote or to direct the vote: See response to row 6 on each cover page hereto.
Sole power to dispose or to direct the disposition: See response to row 7 on each cover page hereto.
Shared power to dispose or to direct the disposition: See response to row 8 on each cover page hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement, dated as of November 10, 2026, by and among the Reporting Persons.

## Signatures
- Advent International, L.P.: /s/ Neil Crawford, Neil Crawford / Senior Director, Fund Administration of Advent International GP, LLC, its General Partner (11/10/2026)
- Advent International GP, LLC: /s/ Neil Crawford, Neil Crawford / Senior Director, Fund Administration (11/10/2026)
- Galileo TopCo, Inc.: /s/ Laurie Korneffel, Laurie Korneffel / Corporate Secretary (11/10/2026)